Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

November 8, 2023

EVERSOURCE ENERGY

Pricing Term Sheet
Issuer:	Eversource Energy
Security:	$800,000,000 5.95% Senior Notes, Series CC, Due 2029
Principal Amount:	$800,000,000
Maturity Date:	February 1, 2029
Coupon:	5.95%
Benchmark Treasury:	4.875% due October 31, 2028
Benchmark Treasury Price / Yield:	101-19 3/4 / 4.508%
Spread to Benchmark Treasury:	147 basis points
Yield to Maturity:	5.978%
Price to Public:	99.887% of the principal amount
Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, commencing on February 1, 2024
Redemption Provisions:	Make-whole call at any time prior to January 1, 2029 (one month prior to the Maturity Date) at a discount rate of Treasury plus 25 basis points and on or after such date at par
Trade Date:	November 8, 2023
Settlement Date:	November 10, 2023 (T+2)
CUSIP / ISIN:	30040WAW8 / US30040WAW82
Expected Ratings*:	Baa2 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; J.P. Morgan Securities LLC collect at (212) 834-4533; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; MUFG Securities Americas Inc. toll-free at (877) 649-6848; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.